United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 23, 2020
Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

•	REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-219945);

•	POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556);

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764);

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233695); AND

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233697).
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2020, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

This release contains inside information
23 March 2020
COCA-COLA EUROPEAN PARTNERS (CCEP)
COVID-19 UPDATE, FY20 EARNINGS GUIDANCE WITHDRAWAL
& SHARE BUYBACK PROGRAMME SUSPENSION UNTIL FURTHER NOTICE

CCEP has been closely monitoring and assessing the rapidly evolving COVID-19 situation. Our priorities are to do all we can to look after our people, support our customers and communities and protect our business for the long term.
We have implemented a range of measures to support the wellbeing of our people, in line with guidance from governments and health authorities, including large scale home working and additional safety measures to support those in the field or at manufacturing sites.
We are working closely with our suppliers, partners and The Coca-Cola Company to ensure we are adapting to best serve our customers. We continue to build finished goods and raw material inventory; we are shifting resource to meet changing customer demand from the Away-from-Home (AFH) channel to the Home channel; we are prioritising core SKUs and we are managing through logistical challenges alongside developing further contingency plans. Furthermore, we are working with our community partners to support them through this difficult time.
To protect our business and manage cash at this time, we are actively working through all measures we can take. As the situation is unprecedented and rapidly evolving, it is not possible today to accurately predict the impact on our business. We have, however, started to see an increasing impact on the AFH channel with some volume moving to the Home channel. We are modelling, incorporating learnings from other Coca-Cola bottlers, the effects of differing revenue and volume impacts in these channels, but it is too early to draw conclusions.
We are also reviewing our variable operating expenditure, including reducing discretionary spend in areas such as marketing, promotions, seasonal labour and merchandising, and delaying discretionary capital expenditure. Measures will continue to adapt as the situation evolves.
Whilst we remain confident that the post pandemic future of the business remains strong, the significant uncertainty in relation to the duration and impact of the situation on our markets, leads us to believe it is appropriate to withdraw our guidance for the current financial year. In addition, to keep CCEP well positioned and preserve maximum flexibility during this challenging period, we will suspend our share buyback programme until further notice.

Regarding cash returns to shareholders:

•	Share buyback: to date we have repurchased c.€130 million of the €1 billion share buyback programme announced last month. As highlighted above, this will be suspended until further notice

•	Dividend: CCEP has paid its 2019 dividends. In line with CCEP’s normal cadence, the board will take a decision on the 2020 interim dividend at the time of the Q1 trading update on 28 April 2020

CCEP remains well positioned given its current financial position and maintains a strong balance sheet with net debt/adjusted EBITDA as at 31 December 2019 of 2.7 times. CCEP has strong cash generation and good access to liquidity, with c.€1.8 billion available, being the aggregate of accessible cash and committed, unsecured bank facilities. There are no covenants associated with any of our debt or bank facilities.
We will provide further updates as necessary. We have also taken the decision to postpone our May 2020 capital markets event and to reassess timing later in the year.
Person responsible
The person responsible for arranging the release of this announcement on behalf of the Company is Clare Wardle, the Company Secretary.
Contacts
Investor Relations
Sarah Willett        Claire Michael    Joe Collins
+44 7970 145 218    +44 7528 251 033    +44 7583 903 560
Media Relations
Shanna Wendt    Nick Carter
+44 7976 595 168    +44 7976 595 275

About CCEP
Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.
More detail can be found in our factsheet at:
https://www.cocacolaep.com/assets/IR-Documents/Factsheets/9a0e2f66d1/2019-CCEP-Investor-Factsheet-Master-web.pdf

LEI: 549300LTH67W4GWMRF57

Forward-looking statements

This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of this 2019 Annual Report on Form 20-F, including the statements under the following headings: Packaging (such as marine litter); Perceived health impacts of our beverages and ingredients, and changing consumer preferences (such as sugar alternatives); Legal, regulatory and tax change (such as the development of regulations regarding packaging, taxes and deposit return schemes); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Cyber and social engineering attacks; Competitiveness and transformation; Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU); The relationship with TCCC and other franchisors; Product quality; and Other risks (such as widespread outbreaks of infectious disease, including the current COVID-19 pandemic, and the uncertainty, impact, scale and duration of such outbreaks).
Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 23, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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